The Loev Law Firm, PC
6300 West Loop South, Suite 280
 Bellaire, Texas 77401
Telephone (713) 524-4110
 Facsimile (713) 524-4122

August 8, 2008

Mr. Jorge A. Rivera,
Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street
Mail Stop 3720
Washington, D.C. 20549
Telephone Number: (202) 551-3786
Telecopier Number: (202) 772-9205

Re:	Calypso Wireless, Inc.
Preliminary Proxy Statement filed on Schedule 14A
Filed May 28, 2008
File No. 001-08497

In response to your comment letter dated July 8, 2008, Calypso Wireless, Inc. (the “Company,” “we,” and “us”) has the following responses:

General

1.  Please update the address of your principal executive offices and telephone number on the EDGAR Filer website, located at https://www.edgarfilmg.sec.gov and revise your filing to reflect the new address and telephone number.

RESPONSE:

The address of the Company’s principal executive officers and telephone number have been updated on Edgar and the filing has been revised to include the Company’s updated address and telephone number which are: 21 Waterway Ave., Suite 300, The Woodlands, Texas 77380, Telephone Number (281) 362-2887.

2.  We note that your Form 10-KSB or 10-K for the year ended December 31, 2007 and the Form 10-Q for the quarter ended March 31, 2008 have note been filed as of the date of this letter. We note further that you did not file a notification of late filing on Form 12b-25 for these periods. Please file your delayed reports as soon as possible or tell us when you expect to file, Also, file a Form 12b-25 with respect to each of your delayed reports disclosing your inability to file on a timely basis and the reasons therefore in reasonable detail.

RESPONSE:

The Company has filed a Form 12b25 disclosing the reasons why the Company was unable to file such reports on a timely basis as you have requested for both its 10-KSB for the period ended December 31, 2007 and its 10-Q for the period ended March 31, 2008.  The Company plans to file its deficient Form 10-KSB and Form 10-Q as soon as such filings can be prepared and approved for filing.

Proposal No. 7

Executive Compensation.

3.  We note your response to comment three in our comment letter dated June 16, 2008. Please revise your disclosure to provide all the information required by Item 402 of Regulation S-K. For example, provide a footnote to the Summary Compensation Table disclosing all assumptions made in the valuation of all awards reported under the Stock Awards and Option Awards columns and the material terms of each grant. See Instructions to Item 402(n)(v) and (vi), and Item 402(o)(4), In addition, as required by Item 402(o)(1), provide a description of the material terms of each named executive officers' employment agreement or arrangements.

RESPONSE:

The Company has revised the Schedule 14A to include a footnote (footnote 2) to the Summary Compensation Table disclosing all of the assumptions made under the Stock Awards and Option Awards columns.  The Company has also revised its discussion of the material terms of each grant where applicable.  Finally, the Company has revised its disclosures to include a description of the material terms of each named executive officers’ employment agreement.

4.  Please provide the information concerning outstanding equity awards required by Item 402(p) of Regulation S-K.

RESPONSE:

The Company has revised the disclosure in the Amended Proxy Statement to clarify that there were no outstanding equity awards as of December 31, 2007, held by any officers or Directors of the Company as of December 31, 2007, as you requested.

5.  Item 402(r) of Regulation S-K requires you to provide the information concerning director compensation in a separate Director Compensation Table. Please revise as appropriate.

RESPONSE:

The Company has revised its disclosures to include Director compensation as a separate compensation table in the Amended Proxy Statement as you have requested.

Yours truly,

/s/ John S. Gillies
John S. Gillies
Associate

Certification of the President of
Calypso Wireless, Inc.

I, Richard Pattin, as President of Calypso Wireless, Inc. (the “Company”), certify and acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Richard Pattin
Richard Pattin
President

Date: August 8, 2008